UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) August 28, 2006

First Midwest Bancorp, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**0-10967**	**36-3161078**
(State or other jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Pierce Place, Suite 1500, Itasca, Illinois	**60143**
(Address of principal executive offices)	(Zip Code)

(630) 875-7450
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

FIRST MIDWEST BANCORP, INC.
FORM 8-K
August 28, 2006

Item 5.02 (b) and (c) Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

On August 28, 2006 First Midwest Bancorp appointed Paul F. Clemens to the position of Senior Vice President/Chief Accounting Officer (Principal Accounting Officer). Mr. Clemens' duties will focus on accounting, financial budgeting and reporting matters. Mr. Clemens reports directly to Michael L. Scudder, the prior Principal Accounting Officer and continuing Executive Vice President and Chief Financial Officer.

Clemens joins First Midwest from Fifth Third Bancorp, Inc., where he served as Market Chief Financial Officer for the Western Michigan market. He is a Certified Public Accountant and holds a Bachelor of Business Arts Degree from the University of Notre Dame.

The terms of Mr. Clemons employment include: an annual salary commensurate with officers of a similar level within the Company, a signing bonus, participation in First Midwest Bancorp's employee benefit plans applicable to officers of a comparable level and reimbursement of certain relocation expenses. In addition, Mr. Clemons will receive a Class II Employment Agreement and Indemnity Agreement (the terms of which are described in First Midwest Bancorp's proxy statement with respect to its 2006 annual meeting of stockholders).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

First Midwest Bancorp, Inc.
(Registrant)

Date: August 31, 2006

/s/ MICHAEL L. SCUDDER
Michael L. Scudder
Executive Vice President